Exhibit 99.1

Smart Share Global Limited Enters into Definitive Merger Agreement for Going Private Transaction

SHANGHAI, China, August 1, 2025 — Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, announced today that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Mobile Charging Group Holdings Limited (“Parent”), Mobile Charging Investment Limited (“MidCo”), a wholly-owned subsidiary of Parent and Mobile Charging Merger Limited (“Merger Sub”), a wholly-owned subsidiary of MidCo. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of MidCo (the “Merger”), in a transaction implying an equity value of the Company of approximately US$327 million in which the Company will be acquired by a consortium of investors (the “Consortium”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each American Depository Share of the Company (each, an “ADS”), representing two (2) class A ordinary shares of the Company, par value US$0.0001 each (the “Class A Shares,” together with class B ordinary shares of the Company, par value US$0.0001 each, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares (as defined in the Merger Agreement), together with the Shares represented by such ADSs, will be cancelled and cease to exist in exchange for the right to receive US$1.25 in cash per ADS without interest (less applicable fees, charges and expenses payable by ADS holders, and such consideration, the “Per ADS Merger Consideration”), and each Share issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs, will be cancelled and cease to exist in exchange for the right to receive US$0.625 in cash per Share without interest (together with the Per ADS Merger Consideration, the “Merger Consideration”). Pursuant to the terms of the Merger Agreement, share-based incentives held by current officers, directors and employees of the Company will be cashed out or replaced by an award comprised of other rights or property to the extent permitted by applicable law as may be reasonably determined by Parent, as applicable.

The Merger Consideration represents a premium of 74.8% to the closing trading price of the ADSs on January 3, 2025, the last trading day prior to the Company’s receipt of the going private proposal, and a premium of 68.1% and 70.1% to the volume-weighted average price during the last 30 and 60 trading days, respectively, prior to the Company’s receipt of the going private proposal. The Merger Consideration represents a premium of approximately 8.7% to the closing price of the Company’s ADSs on July 31, 2025, the last trading day prior to this press release.

The Consortium includes Trustar Mobile Charging Holdings Limited (together with its affiliated investment entities), Mr. Mars Guangyuan Cai, Chairman of the Board of Directors (the “Board”) and Chief Executive Officer of the Company, Mr. Peifeng Xu, Director and President of the Company, Mr. Victor Yaoyu Zhang, Chief Marketing Officer of the Company, and Ms. Maria Yi Xin, Director and Chief Financial Officer of the Company.

The Consortium intends to fund the Merger through a combination of (i) cash contributions from certain members of the Consortium pursuant to their respective equity commitment letters, (ii) proceeds from certain committed term loan facility to be provided by Bank of China Limited, Shanghai Branch, and (iii) rollover equity contributions by the Rollover Shareholders (as defined in the Merger Agreement).

The Board, acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger and resolved to recommend the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its independent financial and legal advisors.

The Merger, which is currently expected to close during the fourth quarter of 2025, is subject to customary closing conditions, including, among others, (i) that the Merger Agreement shall be authorized and approved by an affirmative vote of at least two-thirds of the votes cast by the shareholders present and voting in person or by proxy at an extraordinary general meeting of the Company’s shareholders, (ii) that the aggregate amount of Dissenting Shares shall be less than 15% of the total outstanding Shares immediately prior to the Effective Time, and (iii) receipt of certain regulatory approvals. As of the date of this press release, members of the Consortium and the Rollover Shareholders beneficially own Shares representing approximately 64% of the voting rights attached to the total Shares issued and outstanding as of July 31, 2025. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the Nasdaq Capital Market.

Kroll, LLC (operating through its Duff & Phelps Opinions Practice) is serving as financial advisor to the Special Committee, Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee and the Company, Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee and the Company, and Commerce & Finance Law Offices is serving as PRC legal counsel to the Special Committee and the Company.

Davis Polk & Wardwell and Weil, Gotshal & Manges are serving as U.S. legal counsel to the Consortium, Harney Westwood & Riegels is serving as Cayman Islands legal counsel to the Consortium, and Haiwen & Partners is serving as PRC legal counsel to the Consortium.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the transactions contemplated by the Merger Agreement are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail to its shareholders a proxy statement that will include a copy of the Merger Agreement. In addition, in connection with the Merger, the Company and certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 Transaction Statement that will include the Company’s proxy statement (the “Schedule 13E-3”). These documents will be filed with or furnished to the SEC. SHAREHOLDERS AND OTHER INVESTORS OF THE COMPANY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the proxy statement and the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the Merger and related matters. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and the Schedule 13E-3 relating to the Merger and related matters, when it is filed with or furnished to the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and the Schedule 13E-3 and the other relevant documents filed with or furnished to the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is a leading provider of mobile device charging service in China with an extensive network of partners powered by its own advanced service platform. The Company provides mobile device charging service through its shared power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of December 31, 2024, the Company had 9.6 million power banks in 1,279,900 POIs across more than 2,200 counties and county-level districts in China.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Smart Share may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Smart Share’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; the laws and regulations relating to Smart Share’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Smart Share’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this press release, and Smart Share does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations

Hansen Shi

ir@enmonster.com